UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2026

KATAPULT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39116	84-2704291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5360 Legacy Drive, Building 2 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(833) 528-2785

(Registrant’s telephone number, including area code:)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	KPLT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Amendment to the Merger Agreement

On June 17, 2026, Katapult Holdings, Inc., a Delaware corporation (“Katapult”) entered into an amendment (the “Amendment to the Merger Agreement”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2025, by and among Katapult, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Katapult, Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Katapult, CCF Holdings LLC, a Delaware limited liability company (“CCFI”), and Aaron’s Intermediate Holdco, Inc., a Delaware corporation (“Aaron’s”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

The Merger Agreement originally contemplated that the size of the Katapult Board would be increased to nine (9) members and that Lynn DeVault, Gene Schutt and Orlando Zayas would be appointed to the Katapult Board and placed in the class of the Katapult Board whose term ends at the second annual meeting of stockholders following the Closing. Pursuant to the Amendment to the Merger Agreement, the Katapult Board will be increased to ten (10) members and Philip Bartow III will be appointed to such class alongside Lynn DeVault, Gene Schutt and Orlando Zayas.

Amendment to the Stockholders Agreement

On June 17, 2026, Katapult entered into an amendment (the “Amendment to the Stockholders Agreement”) to the Stockholders Agreement (the “Stockholders Agreement”), dated as of December 11, 2025, by and among Katapult and certain equityholders of Aaron’s and CCFI.

The Stockholders Agreement originally contemplated that the size of the Katapult Board would be increased to nine (9) members and that Lynn DeVault, Gene Schutt and Orlando Zayas would be appointed to the Katapult Board and placed in the class of the Katapult Board whose term ends at the second annual meeting of stockholders following the Closing. Pursuant to the Amendment to the Stockholders Agreement, the Katapult Board will be increased to ten (10) members and Philip Bartow III will be appointed to such class alongside Lynn DeVault, Gene Schutt and Orlando Zayas.

The Stockholders Agreement also originally contemplated that for three (3) years following the Closing, any increase in the size of the Katapult Board above nine (9) directors will require approval of eighty percent (80%) of the members of the then current Katapult Board. Pursuant to the Amendment to the Stockholders Agreement, for three (3) years following the Closing, any increase in the size of the Katapult Board above ten (10) directors shall require the affirmative vote of at least eighty percent (80%) of the members of the then current Katapult Board; provided that such affirmative vote includes at least one (1) of Lynn DeVault or Will Jones (or any substitute director designated pursuant to the Stockholders Agreement to replace either Lynn DeVault or Will Jones).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
2.1	Amendment to the Merger Agreement
10.1	Amendment to the Stockholders Agreement
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to: in this Current Report on Form 8-K, statements regarding the all-stock merger transaction of Katapult, Aaron’s and CCFI, the expected timing thereof, and the anticipated benefits of the Transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Katapult’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond Katapult’s control. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (i) the ability to meet closing conditions to the proposed transaction, including shareholder approval; (ii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the proposed Transactions on the expected timeframe or at all; (iii) litigation relating to the proposed Transactions; (iv) the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed Transactions on Katapult’s current and prospective employees, key management, customers, distributors, merchants and other business partners; (v) the ability to maintain adequate financing, meet liquidity requirements and comply with restrictive covenants related to indebtedness; (vi) anticipated tax treatment, (vii) unexpected costs, charges or expenses resulting from the Transactions; (viii) the combined company’s ability to successfully integrate and grow its business; (ix) the ability to comply with laws and regulations applicable to Katapult’s business and the business of the combined company, including laws and regulations related to rental purchase transactions; and (x) other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, geopolitical uncertainty, public health crises and pandemics, trade wars, or responses to such events; and (xi) those factors discussed in greater detail in the section entitled “Risk Factors” in Katapult’s periodic reports filed with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 that Katapult filed with the SEC on May 8, 2026.

If any of these risks materialize or Katapult’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Katapult does not presently know or that Katapult currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. There can be no assurance that the transaction will be implemented or that plans of the respective directors and management of Katapult, Aaron’s and CCFI will proceed as expected or will ultimately be successful. Undue reliance should not be placed on the forward-looking statements in this Current Report on Form 8-K. All forward-looking statements contained herein are based on information available to us as of the date hereof, and Katapult does not assume any obligation to update these statements as a result of new information or future events, except as required by law. If Katapult does update one or more forward-looking statements, no inference should be made that Katapult will make additional updates with respect to those or other forward-looking statements.

Additional Information and Where To Find It

This communication may be deemed to be solicitation material in respect of the transaction among Katapult, Aaron’s, and CCFI. Katapult expects to announce a special meeting of its stockholders as soon as practicable to obtain stockholder approval of the transaction. In connection with the Transactions, Katapult intends to file the Registration Statement / Proxy Statement, that will include a proxy statement in preliminary and definitive form of Katapult and Katapult may file with the SEC other relevant documents concerning the transaction. INVESTORS OF KATAPULT ARE URGED TO READ THE REGISTRATION STATEMENT / PROXY STATEMENT, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KATAPULT, AARON’S, CCFI AND THE TRANSACTION AND RELATED MATTERS. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Katapult with the SEC at the SEC’s website at www.sec.gov, at Katapult’s website at www.katapult.com or by sending a written request to Katapult in care of the Corporate Secretary, at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024.

Participants in the Solicitation

Katapult and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the special meeting of stockholders in connection with the transaction. Information regarding Katapult’s directors and executive officers, their ownership in Katapult and Katapult’s transactions with related persons is available in Katapult’s proxy statement filed with the SEC on March 20, 2026 on Schedule 14A in connection with its 2026 annual meeting of stockholders, under the headers “PROPOSAL NO. 1 ELECTION OF DIRECTORS” , “DIRECTOR COMPENSATION”, “EXECUTIVE OFFICERS”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “EXECUTIVE COMPENSATION” and “CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS” (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828026020210/kplt-20260320.htm). Additional information regarding ownership of Katapult’s securities by its directors and executive officers is included in such person’s SEC filings on Forms 3 or 4 (which is available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001785424). Other information regarding Katapult’s directors and executive officers and regarding other persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement related to the proposed transaction and other relevant materials to be filed with the SEC when they become available. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 18, 2026	/s/ Orlando Zayas
Name: Orlando Zayas
Title: Chief Executive Officer